Exhibit 99.3

A statement on behalf of Loretta Rogers, Melinda Rogers-Hixon, Martha Rogers, John A. MacDonald, John Clappison, David Peterson, Bonnie Brooks, and Ellis Jacob

We unequivocally support Joe Natale as CEO and support his management team. We along with the Management continue to work tirelessly on behalf of all stakeholders including customers, employees, and shareholders. We remain as duly elected members of the Rogers Communications Inc. Board and represent the majority of the Board members of the company. No other group of individuals has any authority to purport to act as the Board of Directors of Rogers Communications Inc.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For more information:

media@rci.rogers.com

1-844-226-1338